Cadbury Schweppes plc

Implementation of CREST Depository Interest

Cadbury Schweppes intends to implement a CREST Depository Interest (CDI) for the Dr Pepper Snapple Group, Inc shares created by the demerger of the Americas Beverages business, in order to facilitate settlement of trades for investors through the CREST system.

The details of this facility will be provided once the structure is finalised.

Settlement of trades in Dr Pepper Snapple Group, Inc shares will be possible through CREST and the CDIs may be held and transferred within CREST.

J M Mills
Director of Group Secretariat

25 April 2008